Exhibit 5.1

Our ref: RZB/812949-000008/41585372v1

Critical Metals Corp. Kingston Chambers PO Box 173 Road Town Tortola, VG1110 British Virgin Islands

31 October 2025

Dear Sirs

Critical Metals Corp. (the “Company”)

We have acted as counsel as to British Virgin Islands law to the Company and have been asked to provide this legal opinion in connection with the Company’s registration statement on Form S-8, including all amendments or supplements thereto (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “SEC Act”) related to the reservation for issuance of ordinary shares of par value of US$0.001 per share of the Company (“Ordinary Shares”) comprising an additional 18,147,386 Ordinary Shares, authorised for issuance pursuant to the Critical Metals Corp. 2024 Incentive Award Plan (as amended and restated) (the “Plan”) consisting of (i) 15,000,000 Ordinary Shares authorised for issuance under the Plan on 30 October 2025; and (ii) 3,147,386 Ordinary Shares automatically authorised for issuance under the Plan on 30 June 2025 under section 5(b) of the Plan (together, the “Shares”).

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the “Registry of Corporate Affairs”) on 30 October 2025, including the Company’s certificate of incorporation and the Company’s memorandum and articles of association as registered on 27 February 2024 (the “Memorandum and Articles”).

1.2	A list of the Company’s directors provided by the Registry of Corporate Affairs dated 16 October 2025 (a copy of which is attached as Annexure A) (the “Registry List of Directors”).

1.3	The records of proceedings available from a search of the electronic records maintained on the Judicial Enforcement Management System and the E-Litigation Portal from 1 January 2000 and available for inspection on 30 October 2025 at the British Virgin Islands High Court Registry (the “High Court Registry”).

1.4	The written resolutions of the then sole director of the Company dated 27 February 2024 concerning, amongst other things, the Plan, the written resolutions of the board of directors of the Company dated 30 October 2025 concerning, amongst other things, the Plan (together, the “Resolutions”), and the written resolutions of the then sole member of the Company dated 27 February 2024 concerning, amongst other things, the Plan (the “Member Resolutions”).

1.5	A Certificate of Incumbency dated 31 October 2025 with respect to the Company, issued by Maples Corporate Services (BVI) Limited, the Company’s registered agent (the “Registered Agent’s Certificate”).

1.6	A certificate of good standing with respect to the Company issued by the Registrar of Corporate Affairs dated 24 October 2025 (the “Certificate of Good Standing”).

1.7	A certificate from a director of the Company (the “Director’s Certificate”) (a copy of which is appended to this opinion at Appendix A).

1.8	The Registration Statement.

1.9	The Plan, as amended.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the British Virgin Islands which are in force on the date of this opinion letter. In giving the following opinions we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Registry List of Directors, the Registered Agent’s Certificate, the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Plan has been or will be authorised and, where applicable, duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.2	Each written agreement, contract or other instrument or document evidencing any award granted under the Plan (the “Plan Documents”) incorporates or will incorporate the terms of the Plan and has been or will be authorised and, where applicable, duly executed and unconditionally delivered by or on behalf of all relevant parties and such Plan Documents are or will be valid, binding and enforceable against all relevant parties in accordance with all relevant laws.

2.3	The choice of British Virgin Islands law as the governing law of the Plan has been made in good faith.

2.4	Where the Plan Documents have been provided to us in draft or undated form, they will be duly executed, dated and unconditionally delivered by all parties thereto in materially the same form as the last version provided to us and, where we have been provided with successive drafts of the Plan Documents marked to show changes to a previous draft, all such changes have been accurately marked.

2.5	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.6	All signatures, initials and seals are genuine.

2.7	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the British Virgin Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Plan.

2.8	That all public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs and the High Court Registry is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches.

2.9	No invitation has been or will be made by or on behalf of the Company to the public in the British Virgin Islands to subscribe for any of the Shares.

2.10	The Company is not a sovereign entity of any state and is not a subsidiary, direct or indirect of any sovereign entity or state.

2.11	There is no contractual or other prohibition or restriction (other than as arising under British Virgin Islands law) binding on the Company prohibiting or restricting it from entering into and performing its obligations under the Plan.

2.12	No monies paid to or for the account of any party under the Plan or Plan Documents represent or will represent proceeds of criminal conduct (as defined in the Proceeds of Criminal Conduct Act (As Revised)).

2.13	There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below.

2.14	That prior to the issue of any of the Shares the issue of such Shares shall be authorised pursuant to a resolution of the board of directors of the Company or, where the board of directors has established a committee of the board of directors of the Company and duly delegated to such committee the power to authorise the issue of Shares pursuant to the Plan, by a resolution of such committee of the board of directors of the Company and where the Shares are to be issued for a consideration, which is in whole or in part, other than money, the directors of the Company shall prior to the issue of such Shares pass a resolution stating: (a) the amount to be credited for the issue of such Shares; and (b) that, in the opinion of the directors of the Company, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of such Shares.

2.15	Prior to the issue of any of the Shares, the Company shall receive all necessary consideration as required under the Plan for the issue of the Shares.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company is a company limited by shares incorporated with limited liability under the BVI Business Companies Act (As Revised) (the “Act”), is in good standing at the Registry of Corporate Affairs, is validly existing under the laws of the British Virgin Islands and possesses the capacity to sue and be sued in its own name.

3.2	The Shares to be offered and issued by the Company pursuant to the provisions of the Plan, have been duly authorised for issue, and when issued by the Company pursuant to the provisions of the Plan for the consideration fixed thereto and duly registered in the Company’s register of members, will be validly issued and (assuming that all of the consideration is received by the Company) will be fully paid and non-assessable. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	To maintain the Company in good standing with the Registrar of Corporate Affairs under the laws of the British Virgin Islands, annual filing fees must be paid, and certain statutory filings and returns made to the Registrar of Corporate Affairs within the time frame prescribed by law. As a consequence of a failure to pay annual filing fees, or to make certain filings or returns, on time, or to demonstrate compliance with certain statutory economic substance requirements where relevant, the Company may be liable to be struck off the register of companies and dissolved.

4.2	We express no opinion as to the meaning, validity or effect of any references to foreign (i.e. non-British Virgin Islands) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Plan or the Registration Statement.

4.3	Under British Virgin Islands law, the register of members is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a British Virgin Islands court for a determination on whether the register of members reflects the correct legal position. Further, the British Virgin Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. For the purposes of the opinion given in paragraph 3.2, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Company’s shares, then the validity of such shares may be subject to re-examination by a British Virgin Islands court.

4.4	In this opinion letter, the phrase “non-assessable” means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company’s assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

4.5	The search of records of proceedings available at the High Court Registry would not reveal any proceeding which has been placed under seal or anonymised (whether by order of the Court or pursuant to the practice of the High Court Registry).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the SEC Act or the rules and regulations of the Commission thereunder.

We express no view as to the commercial terms of the Plans or the Registration Statement or whether such terms represent the intentions of the parties and make no comment with regard to warranties or representations that may be made by the Company.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters.

This opinion is addressed to you and may be relied upon by you, your counsel and recipients of Shares pursuant to the Registration Statement. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder

Maples and Calder

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